INSIGHT

30 September 2003

THE CHINA FUND, INC. (CHN)

Asian Direct Capital Management

IN BRIEF

Net asset value per share*	US$24.38
Market price*	US$26.29
Premium/discount*	7.83%
Fund size*	US$245.59

* Source: State Street Corporation/Martin Currie Inc

At 31 August 2003

	China Fund NAV	MSCI Golden Dragon
One month return*	2.1%	2.8%
One year return*	70.8%	39.4%

MANAGER'S COMMENTARY

The markets in China became more volatile in September. In Hong Kong, investors took profits on 'H' shares, which have performed well since May. They switched to Hong Kong property developers and banks, in response to improved sentiment locally. The 'A' share market has been one of the world's worst performers this year — down by 15% since its high in April. And yet the growth in earnings of underlying companies has been good, with an increase in profit at the interim of 31% for the market as a whole and 25% in terms of earnings per share.

As we anticipated, the financial sector in Taiwan has started to outperform the tech sector. We believe that trend will continue in the fourth quarter of 2003. There are three reasons for our positive view. The first is the return of loan growth — specifically corporate loan growth. Also, the financial sector is under-held by foreign investors. With the change in the MSCI's weighting looming, we expect foreign buying of the financial sector to increase sharply. Finally, Taiwan New Dollars will continue to appreciate and the investors will buy into a sector that owns the most Taiwan New Dollars assets.

The rise in the yen following the G7 meeting has strengthened our conviction about appreciation of the Renminbi and Taiwan New Dollars. The authorities are now seeking ways, short of revaluation, to increase demand for the US$ and decrease demand for Renminbi. Following cuts in VAT rebates to exporters and allowing locals to change more currency to travel abroad, further steps are expected. These include allowing Chinese exporters to keep earnings in US$ offshore and allowing Chinese qualified domestic institutional investors (QDI) to invest abroad.

September was the month for investment conferences in China. Judging by the number and mood of attendees, and the general upbeat presentations by Chinese corporations, I would be surprised not to see good fund flows into this region this autumn. We visited Inner Mongolia Yili (600887 CH), the leading producer of ice cream and milk in China, in early September. We intend to visit 'A' share-listed Lhasa Brewery (000752 CH) in Tibet in early October.

INVESTMENT STRATEGY

Your fund is 97.8% invested with holdings in 57 companies, of which 2 are unlisted.

Given our bullish view on the Renminbi and Taiwan New Dollars, we have become stricter about avoiding exporters and choosing only those stocks which will benefit from, or be immune from, currency appreciation. We bought shares in **China Telecom**, the largest fixed line operator in China, as the capex in China's telecom sector shows signs of recovery and its parent company will inject more valuable assets shortly. We added **Ocean Grand Chemicals**, one of the few licensed electroplating chemical manufacturers in China. The company is benefiting from expansion of capacity and huge demand. We also added to **Natural Beauty**, whose business has seen a quick recovery after SARS. In Taiwan we switched Ho Tung Chemical into **Softworld**.

Chris Ruffle, Martin Currie Inc

DIRECT INVESTMENT MANAGER'S COMMENTARY

The PRC and greater China economies are showing strong growth and there are signs that business expansion projects which had been put on hold due to SARS are now being accelerated. The Fund's Direct Investments are all now performing ahead of budget. There is also increasing demand for expansion funds by good companies. The recent moves by the People's Bank of China to strengthen reserve requirements and reduce imprudent lending are increasing the bargaining power of private equity investors to gain attractive valuations and favorable deal terms and we expect to see this reflected in the level of investment activity in the China private equity market.

KOH Kuek Chiang, Asian Direct Capital Management

FUND DETAILS*

Market cap	$307.43m
Shares outstanding	10,073,173 shares
Exchange listed	NYSE
Listing date	July 10, 1992
Investment manager	Martin Currie Inc
Direct investment manager	Asian Direct Capital Management

ASSET ALLOCATION*



Hong Kong	48.7%
Taiwan	30.8%
New York	12.3%
Direct	2.6%
B shares	2.4%
Singapore	1.0%
Cash	2.2%

SECTOR ALLOCATION*

	% of net assets	MSCI Golden Dragon %
Information technology	19.8	23.0
Industrials	18.9	13.9
Consumer discretionary	14.8	7.2
Materials	9.5	5.8
Utilities	8.7	8.6
Consumer staples	7.9	0.6
Financials	6.3	29.0
Energy	3.1	4.0
Health care	2.5	0.1
Telecommunications	6.3	7.8
Cash	2.2	—
Total	**100.0**	**100.0**

PERFORMANCE* (IN US$ TERMS)

	NAV %	Market price %
One month	2.1	-3.9
Calendar year to date	54.6	91.2
3 years **	24.1	41.5

DIRECT INVESTMENTS* (2.6%)

Captive Finance	*Financials*	1.2%
Tomoike Industrial (H K) Ltd	*Industrials*	1.0%
A-S China Plumbing Products (8262 HK)	*Industrials*	0.4%

15 LARGEST LISTED INVESTMENTS* (48.7%)

Sohu Com Inc	*Information technology*	9.0
Fountain Set Holdings	*Materials*	4.1
TCL International	*Consumer discretionary*	3.9
Chaoda Modern Agriculture	*Consumer staples*	3.4
Chinadotcom Corporation	*Information technology*	3.3
Sinotrans Limited	*Industrials*	3.2

Yanzhou Coal Mining	*Energy*	3.1
Xinao Gas Holdings	*Utilities*	2.7
BYD Co	*Industrials*	2.6
Shenzhen Expressway	*Utilities*	2.6
Merry Electronics	*Consumer discretionary*	2.4
Anhui Conch Cement	*Materials*	2.3
Anhui Expressway	*Utilities*	2.1
Cathay Financial Holdings	*Financials*	2.0
TPV Technology	*Industrials*	2.0

FUND PERFORMANCE

	One month	Three months	Year to date	One year	Three** years	Five** years	Since#** launch
The China Fund, Inc.	**2.1**	**14.9**	**54.6**	**70.8**	**24.1**	**21.1**	**7.1**
MSCI Golden Dragon	2.8	23.4	35.0	39.4	-5.5	5.4	—
Hang Seng Chinese Enterprise Index	-2.9	19.0	63.0	71.6	18.0	14.9	—

*Source: State Street Corporation/Martin Currie Inc. #The Fund was launched on July 10, 1992. ** Annualised return

PERFORMANCE IN PERSPECTIVE



The China Fund Inc. vs MSCI Golden Dragon
NAV
% Relative Return
NAV ($US)
20.00
15.00
10.00
5.00
0.00
-5.00
-10.00
-15.00
30.0
25.0
20.0
15.0
10.0
5.0
0.0
Jul-92
Jun-93
May-94
Apr-95
Mar-96
Mar-97
Mar-98
Feb-99
Jan-00
Jan-01
Jan-02
Jan-03

THE CHINA FUND INC. PREMIUM/DISCOUNT



% Premium/Discount
50.00
40.00
30.00
20.00
10.00
0.00
-10.00
-20.00
-30.00
-40.00
Oct 92
Oct 93
Oct 94
Oct 95
Oct 96
Oct 97
Oct 98
Oct 99
Oct 00
Oct 01
Oct 02

DIVIDEND HISTORY CHART*


1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Income	0.04340	0.08530	0.00930	0.09100	0.08340	0.50030	0.07800	0.01110	0.00000	0.13205	0.06397
Long term capital gain	0.00000	0.03780	0.24120	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00069
Short term capital gain	0.01160	0.78720	0.35940	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.14971

All charts as of 30 September 2003. *Source: State Street Corporation

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
Hong Kong 48.7%					
Fountain Set (Holdings) Ltd	420 HK	HK$6.10	12,750,000	9,960,423	4.1%
TCL International Holdings Ltd	1070 HK	HK$2.28	32,318,000	9,702,411	3.9%
Chaoda Modern Agriculture (Holdings) Ltd	682 HK	HK$1.59	41,038,000	8,425,497	3.4%
Sinotrans Limited-H	598 HK	HK$3.00	20,065,000	7,772,713	3.2%
Yanzhou Coal Mining Co.	1171 HK	HK$4.35	13,786,000	7,743,544	3.1%
Xinao Gas Holdings Ltd	2688 HK	HK$3.65	13,976,000	6,587,005	2.7%
BYD Co	1211 HK	HK$19.2	2,525,000	6,423,028	2.6%
Shenzhen Expressway Co., Ltd	548 HK	HK$2.30	21,494,000	6,383,477	2.6%
Anhui Conch Cement	914 HK	HK$5.75	7,726,000	5,736,338	2.3%
Anhui Expressway Co., Ltd	995 HK	HK$2.28	17,778,000	5,222,477	2.1%
TPV Technology, Ltd	903 HK	HK$3.90	9,968,000	5,019,782	2.0%
Comba Telecom Systems Consulting Holdings	2342HK	HK$3.35	11,174,000	4,833,544	2.0%
Brilliance China Automotive Holdings, Ltd	1114 HK	HK$2.60	12,882,000	4,324,828	1.8%
Tack Fat Group International Ltd	928 HK	HK$0.89	37,296,000	4,286,122	1.7%
Proview Intl Holdings Ltd	334 HK	HK$1.80	17,644,000	4,100,924	1.7%
Golden Meditech Co Ltd	8180 HK	HK$1.88	13,950,000	3,386,447	1.4%
Wah Sang Gas	8035 HK	HK$0.86	27,778,000	3,120,559	1.3%
Wanyou Fire Safety	8201 HK	HK$0.42	53,565,000	2,939,560	1.2%
Jingwei Textile Machinery Co., Ltd	350 HK	HK$2.90	7,436,000	2,784,516	1.1%
China Telecom Corporation Ltd.	728 HK	HK$2.00	10,000,000	2,614,793	1.1%
Natural Beauty Bio-Technology Ltd	157 HK	HK$0.58	32,780,000	2,454,987	1.0%
Beijing Capital International Airport Co., Ltd	694 HK	HK$2.28	7,520,000	2,209,080	0.9%
Sino Golf Holdings Ltd	361 HK	HK$1.47	10,953,000	2,064,896	0.8%
Mainland Headwear Holdings	1100 HK	HK$2.68	1,626,000	561,638	0.2%
Ocean Grand Chemicals Holdings Ltd.	2882 HK	HK$1.09	3,129,000	440,397	0.2%
Arcontech, Corp	8097 HK	HK$0.17	18,386,000	410,720	0.2%
Essex Bio-Technology Ltd	8151 HK	HK$0.12	19,278,166	286,270	0.1%
Taiwan 30.8%					
Merry Electronics	2439 TT	NT$60.0	3,254,208	5,788,689	2.4%
Cathay Financial Holding Co., Ltd	2882 TT	NT$44.0	3,862,000	5,037,889	2.0%
China Metal Products	1532 TT	NT$30.2	5,473,408	4,900,591	2.0%
Taiwan Green Point Enterprises Co., Ltd	3007 TT	NT$88.5	1,831,200	4,804,660	2.0%
Chicony Electronics Co., Ltd	2385 TT	NT$61.5	2,500,960	4,560,007	1.9%
Chunghwa Telecom Co., Ltd	2412 TT	NT$47.9	3,055,000	4,338,408	1.8%
Vanguard International Semiconductor Corp.	5347 TT	NT$10.2	14,000,000	4,233,620	1.7%
Synnex Technologies International, Corp	2347 TT	NT$48.0	2,950,640	4,198,954	1.7%
Wintek Corp.	2384 TT	NT$26.2	5,040,000	3,914,853	1.6%
Fubon Financial Holdings	2881 TT	NT$33.0	3,953,952	3,868,379	1.6%
Ability Enterprise Corp	2374 TT	NT$33.8	3,714,840	3,722,549	1.5%
Polaris Securities Co., Ltd	6011 TT	NT$14.8	8,359,376	3,655,524	1.5%
Data Systems Consulting Co	2477 TT	NT$27.6	3,968,339	3,247,144	1.3%
Cheng Shin Rubber	2105 TT	NT$43.3	2,516,400	3,230,362	1.3%
Taiwan Hon Chuan Enterprise	9939 TT	NT$40.3	2,345,520	2,802,385	1.1%
Altek Corp	3059 TT	NT$65.0	1,430,000	2,755,707	1.1%
China Motor Co	2204 TT	NT$56.5	1,640,000	2,747,110	1.1%
Ho Tung Chemical, Corp	1714 TT	NT$14.4	5,386,000	2,291,405	0.9%
Tainan Enterprises	1473 TT	NT$46.2	1,546,000	2,117,557	0.9%
Taiwan FamilyMart	5903 TT	NT$41.9	1,478,520	1,836,644	0.7%
Soft-World International Corp.	5478 TT	NT$129	450,000	1,721,020	0.7%
B shares 2.4%					
China International Marine Containers Co., Ltd.	200039 CH	HK$10.5	2,442,747	3,308,767	1.4%
Shanghai Friendship Group Co., Inc	900923 CH	US$0.64	2,303,437	1,607,799	0.7%
Luthai Textile Co., Ltd	200726 CH	HK$4.87	1,237,886	778,434	0.3%
New York 12.3%					
Sohu.com Inc	Sohu US	US$33.2	711,586	22,130,324	9.0%
Chinadotcom, Corp	China US	US$8.50	973,654	8,071,592	3.3%
Singapore 1.0%					
People's Food Holding	PFH SP	S$0.93	4,400,000	2,366,344	1.0%
Direct 2.6%					

Captive Finance Ltd			2,000,000	3,045,000	1.2%
Tomoike Industrial (H.K.) Ltd			825,000	2,368,726	1.0%
A-S China Plumbing Products, Ltd	8262 HK	HK$1.45	5,850,000	945,091	0.4%

Cash 2.2%

OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, “China companies” are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organised outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; and (iii) companies organized in China. Under the policy, China will mean the People’s Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days’ prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund’s assets as set out in the Fund’s prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People’s Republic of China.

CONTACTS

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com